March 18, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenn Do Vanessa Robertson

Re:	Clearmind Medicine Inc. Form 20-F for the fiscal year ended October 31, 2023 Filed January 29, 2024 File No. 001-41557

Dear Ms. Do:

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comment of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) dated February 28, 2024, relating to the above referenced Annual Report on Form 20-F (File No. 001-41557) filed by the Company on January 29, 2024 (the “Form 20-F”)

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Form 20-F (“Amendment No. 1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

For ease of review, we have set forth below the comment of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form 20-F.

Form 20-F for the fiscal year ended October 31, 2023

Independent Auditor’s Report, page F-4

1.	We note that the opinion of your predecessor auditor, Saturna Group, is dated March 8, 2022, except as to Notes 1(c) and 1(d) which is as of January 26, 2024. We further note, however, that Saturna Group’s registration with the PCAOB was withdrawn effective May 31, 2023. In accordance with PCAOB Rule 2107(b)(1), a firm that was once registered and then later withdrew their registration from the PCAOB may reissue or give consent to the use of a prior report that it issued while registered. However, the firm cannot update or dual-date a previously issued report after the firm is no longer registered, as that involves additional audit work. As such, tell us how you considered having your current independent accountants audit the adjustments made to the October 31, 2021 financial statements discussed in Notes 1(c) and 1(d) or re-audit the October 31, 2021 financial statements. Please amend your Form 20-F accordingly.

Response: In response to the Staff’s comment, the Company has filed Amendment No. 1 and respectfully notes that the Company’s current independent accountant has audited the adjustments made to the October 31, 2021 financial statements discussed in Notes 1(c) and 1(d). The audit reports of both Saturna Group and Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, have been revised accordingly.

Please contact me at (312) 364-1633 if you have any questions or require any additional information in connection with this letter or the Company’s filing of Amendment No. 1.

Sincerely,

/s/ David Huberman, Esq.

cc: Alan Rootenberg, Chief Financial Officer